EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2017

(In thousands)

Earnings
Net income before minority interest	$18,183
Amortization of capitalized interest	132
Federal and state income taxes	10,309
Fixed charges	5,241
Total Earnings as Defined	$33,865

Fixed Charges
Interest expense on long-term debt and other	$4,764
Interest on rentals*	167
Amortization of debt issuance costs	218
AFUDC - borrowed funds	92
Total Fixed Charges	$5,241

Ratio of Earnings to Fixed Charges	6.46X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.